CMA Multi-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Period Ending: 09/30/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the six months ended September 30, 2004.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/12/2004	$400	University NC Chapel Hill	0.95%	02/15/2031
06/23/2004	2,900	University NC Chapel Hill	0.99	02/15/2031
07/01/2004	2,280	University NC Chapel Hill	1.04	02/15/2031
07/28/2004	2,700	University NC Chapel Hill	0.99	02/15/2031
09/30/2004	200	University NC Chapel Hill	1.66	02/15/2031